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                                                                 EXHIBIT (a)(11)


   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer is not being made to, nor will the Company accept tenders from, holders of Shares in any jurisdiction in which the Offer or its acceptance would violate that jurisdiction's laws. The Company is not aware of any
         jurisdiction in which the making of the Offer or the
          tender of Shares would not be in compliance with the
           laws of such jurisdiction. In jurisdictions whose
            laws require that the Offer be made by a licensed
             broker or dealer, the Offer shall be deemed to
              be made on the Company's behalf by BT Alex.
               Brown Incorporated, or by one or more
                registered brokers or dealers licensed
                 under the laws of such jurisdiction.


                      Notice of Offer to Purchase for Cash
                                       by
                               Primark Corporation
                   Up to 4,000,000 Shares of Its Common Stock
             (Including the Associated Common Stock Purchase Rights)
                   at a Purchase Price Not Greater Than $41.50
                              Nor Less Than $34.00


            Primark Corporation, a Michigan corporation (the "Company"), invites its shareholders to tender up to 4,000,000 shares of its common stock, without par value (the "Shares") (including the associated common stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 29, 1997 between the Company and BankBoston, N.A., as the Rights Agent), to the Company at prices not greater than $41.50 nor less than $34.00 per Share in cash, specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall include the associated Rights.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 17, 1998,
UNLESS THE OFFER IS EXTENDED.

            The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase including obtaining a bank waiver under the Company's Credit Agreement if the cost of the Offer exceeds $150 million.
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            The Board of Directors of the Company has unanimously approved the making of the Offer. However, shareholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. Neither the Company nor its Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares. The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Offer.

            The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $41.50 nor less than $34.00 per Share), net to the seller in cash (the "Purchase Price"), that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Company will select the lowest Purchase Price that will allow it to buy 4,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $41.50 nor less than $34.00 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date (as defined below) at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer including the proration terms described below. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, June 17, 1998, unless and until the Company in its sole discretion shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. The Company reserves the right, in its sole discretion, to purchase more than 4,000,000 Shares pursuant to the Offer. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to proration, Shares that are validly tendered at or below the Purchase Price and not withdrawn when, as and if it gives oral or written notice to BankBoston, N.A. (the "Depositary"), of its acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or an Agent's Message (as defined in the Offer to Purchase), and any other required documents.


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            Upon the terms and subject to the conditions of the Offer, in the event that more than 4,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer) are validly tendered at or below the Purchase Price and not withdrawn, the Company will purchase such validly tendered Shares in the following order of priority: (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any Odd Lot Owner (as defined in the Offer to Purchase) who tenders all such Shares (excluding Shares attributable to individual accounts under the Savings Plan and the PSSOP (each as defined in the Offer to Purchase), but including Shares attributable to individual accounts under the Stock Purchase Plan (as defined in the Offer to Purchase)) beneficially owned by such Odd Lot Owner at or below the Purchase Price (partial tenders will not qualify for this preference) and who completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price prior to the Expiration Date on a pro rata basis.

            The Company believes that the purchase of its Shares at this time will benefit the Company and its remaining shareholders. The Offer will provide shareholders who are considering a sale of all or a portion of their Shares the opportunity to determine the price or prices (not greater than $41.50 nor less than $34.00 per Share) at which they are willing to sell their Shares and, in the event the Company accepts such Shares, to sell those Shares for cash to the Company without the usual costs associated with a market sale. The Offer will also allow qualifying shareholders owning beneficially fewer than 100 Shares to avoid both the payment of brokerage commissions and any odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange.

            The Company expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof. Subject to certain conditions set forth in the Offer to Purchase, the Company also expressly reserves the right to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment.

            Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless accepted for payment by the Company as provided in the Offer to Purchase, may also be withdrawn after 12:00 Midnight, New York City time, on Thursday, July 16, 1998. For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form in a timely manner. Such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares


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tendered, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer, the notice of withdrawal must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

            The Offer to Purchase and the Letter of Transmittal contain important information which should be read carefully before shareholders decide whether to accept or reject the Offer and, if accepted, at what price or prices to tender their Shares. These materials are being mailed to record holders of Shares and are being furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list (or, if applicable, who are listed as participants in a clearing agency's security position listing) for transmittal to beneficial holders of Shares.

            The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated by reference herein.

            Additional copies of the Offer to Purchase and the Letter of Transmittal may be obtained from the Information Agent and will be furnished at the Company's expense. Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below:

                     The Information Agent for the Offer is

                              D.F. King & Co., Inc.
                                 77 Water Street
                            New York, New York 10005
                  Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free: (800) 290-6433


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                      The Dealer Manager for the Offer is:

                         BT Alex. Brown Incorporated
                               One South Street
                          Baltimore, Maryland 21202
                                (800) 638-2596

May 20, 1998